

OFFERING MEMORANDUM

facilitated by



Atlas ALX LLC

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	Atlas ALX LLC
State of Organization	DE
Date of Formation	12/13/2022
Entity Type	Limited Liability Company
Street Address	1201 Half St SE Ste 120, Washington DC, 20003
Website Address	atlasbrewworks.com

(B) Directors and Officers of the Company

Key Person	Justin Cox
Position with the Company Title First Year	Managing Member 2022
Other business experience (last three years)	PROFESSIONAL EXPERIENCE Founder & CEO Atlas Brew Works LLC December 2011-Present Washington, DC • Founded craft brewery brand and production brewery • Grew organization from start-up to established brand

• Lead team of brewers, sales people, and retail staff

• Grew production and sales 50% per year for past three years

• Oversaw multiple expansions within the business including financial, infrastructure and project managements of outside contractors

Residential Real Estate Developer October 2010-May 2012

Capitol Hill

Washington, DC

• Acquired residential duplex, brought property up to code and acquired rental licenses

• Leased out property at top market rent

• Acquired row house for renovation

• Acquired permits, managed construction job of complete gut and rehab of home

• Sold property after completing project under budget and ahead of schedule

Real Property Asset Management Specialist June 2011-June 2012

Public Buildings Service

General Services Administration

Washington, DC

• Participate in long-term strategic planning for government-owned assets by reviewing assets business plans submitted by regional asset manager counterparts.

• Suggest changes to asset management strategies for individual assets through asset business plan investment strategies and to general internal asset management policy through collaboration with Portfolio Analysis colleagues.

• Collect and analyze portfolio data through various IT systems to find trends and identify opportunities for improvement. Report analysis results to both external and internal Portfolio Analysis stakeholders.

• Evaluate and continuously monitor asset management data to ensure regional and national performance measures are met.

• Collaborate with team members to develop policy for managing Federal real property portfolio including utilizing ePM system to increase accuracy of vacant space measure. Serve as liaison to regional counter parts for guidance on central office policy decisions and strategic objectives.

• Utilize network from rotational PMF program to convey and inform colleagues and superiors from other organizations about Portfolio Analysis current data, initiatives, and goals.

Presidential Management Fellow June 2009-June 2011

Public Buildings Service

General Services Administration

Washington, DC

Fellowship in a leadership development program including six rotations through PBS business lines, a regional office, a private sector real estate firm, and completed over 218 hours of training throughout the program.

Rotations:

Office of Portfolio Management April 2011-June 2011

Portfolio Analysis Division

• Acquired and utilized knowledge of real property asset management methodologies and portfolio analysis theory and correlated governing laws and regulations.

• Applied and adapted methodologies to solve problems and answer request from all levels of management including compiling lease vacancy loss report.

• Planned and carried out tasks of varying complexity requiring sometimes unrelated processes including reviewing regional feasibility study for new construction versus repair and alteration of San Jose courthouse. Resolved conflicts by evaluating and interpreting policies and established objectives.

• Presented technical details of lease portfolio analysis to management orally with accompanying written materials and graphs.

• Recommend changes in internal policies after analysis and interpretation of researched leasing and owned inventory data.

• Provided technical assistance to various PBS business lines on portfolio matters

• Built network with Central Office and Regional executives

Akridge, Inc. October 2010-April 2011

• Assisted Finance & Acquisitions team with financial modeling of proposed property acquisitions and past property disposals.

• Worked with Development team on land entitlements for parcel development plans, visited current development sites, attended architecture presentations for upcoming projects.

• Created materials with the capital markets team attempting to quantify the government's influence on the Washington, DC metro commercial real estate market.

• Compared and contrasted private sector and government real estate practices, portfolio management and analysis strategy, and general working environment.

Office of Real Estate Acquisition July 2010-October 2010

• Led team that created proposal for adapting current policy and procedures to allow electronic signatures in leasing documents. Coordinated meetings with regional counterparts and private sector companies.

• Kept management abreast of progress and discussed issues as they arose. Communicated results to senior management both orally and in writing, defending our position and presenting corroborating evidence.

Northeast and Caribbean Region April 2010-June 2010

Portfolio Analysis Division

Office of Design and Construction

Manhattan Service Center

• Revised procurement document for contractor selection. Analyzed the supporting documentation, reached a recommendation, and then defended that recommendation both orally and in writing.

• Visually inspected various Region 2 assets to assess the need for repair and alteration dollars for façade treatments, HVAC/mechanical upgrades, and security concerns.

• Met with customer agencies and the courts to understand their needs and communicate our resources and processes.

• Acted a liaison between regional and central office constituents.

Office of Budget and Financial Management January 2010-April 2010

Revenue Division

• Worked independently to propose and evaluate alternative methodology for annual rent estimations.

• Collected data, ran analysis, and articulated conclusion to management orally and in writing.

• Exercised discretion in sensitive budgetary climate.

• Coordinated the internal management of IT contractor development of new budget estimation tool.

• Built network with Central Office and external contacts.

Office of Portfolio Management August 2009-December 2010

Portfolio Analysis Division

• Acquired knowledge of real property asset management methodologies and portfolio analysis theory and correlated governing laws and regulations.

• Applied and adapted methodologies to solve problems and answer request from management.

• Planned and carried out tasks of varying complexity requiring sometimes unrelated processes. Resolved conflicts by evaluating and interpreting policies and established objectives.

• Presented technical details of lease portfolio analysis to management orally with accompanying written materials and graphs. The PBS Commissioner forwarded this presentation to OMB as explanation of the underlying subject matter, lease portfolio revenue.

• Recommended changes in internal policies after analysis and interpretation of researched leasing and owned inventory data.

• Provided technical assistance to various PBS business lines on portfolio matters

• Built network with Central Office and Regional executives

Office of Facilities Management and Services Programs June 2009-August 2009

• Led team to create, edit, and distribute Hotsheet newsletter used to communicate changes in policy, goal updates, and general news to both internal and regional stakeholders.

• Coordinated team to rewrite national policy document governing Reimbursable Work Authorizations to include agency and department priorities and legislative requirements.

• Designed system for tracking, evaluating, and publishing policy request changes received from regional counterparts.

• Built network with Central Office and Regional executives

Law Clerk May 2008-May 2009

Fannie Mae 20 hours per week

Washington, DC

• Worked with multi-family finance legal team to transact the purchase of seasoned housing loan pools.

• Coordinated efforts of outside counsel in drafting contract clauses.

• Performed due diligence review of underlying mortgage and real estate documents.

• Completed corporate law and regulatory projects for General Counsel Office attorneys.

• Participated in summer associate exchange program with O'Melveny & Myers.

SEC Law Student Observer Internship Program January 2008-April 2008

U.S. Securities and Exchange Commission 20 hours per week

Washington, DC

• Worked with Office of Investor Education and Advocacy staff on legal research projects involving Freedom of Information Act requests for disclosure.

• Participated in seminar program on securities law topics conducted by SEC senior staff and members of the private bar.

Law Clerk June 2007-August 2007

District of Columbia Office of the Inspector General 20 hours per week

Washington, DC

• Performed legal research and drafted legal memoranda for internal circulation.

• Collected evidence and served subpoenas with investigative team.

• Interviewed witness for DC Superior Court trial preparation.

Research Consultant July 2007-August 2007

Association of Corporate Counsel 15 hours per week

Washington, DC

• Organized research material for Chief Legal Officer best practice resources and compiled resource bibliographies for Chief Legal Officer meeting series.

• Authored executive summaries of meeting materials for ACC Docket magazine.

Syndicated Research Analyst February 2006-April 2006

CFO Executive Board

Corporate Executive Board

Washington, DC

• Conducted research regarding corporate finance department business practices and collected data on employee preferences.

• Co-authored book, "The Compelling Offer for Finance," incorporating research findings.

Custom Research Analyst September 2004-February 2006

Finance Practice

Corporate Executive Board

Washington, DC

• Performed primary and secondary research to write custom business practice research briefs for finance executives.

• Utilized business research software for industry analysis. Promoted before nine month in-seat eligibility requirement.

TRAINING

PBS Orientation - 40 hours

Dale Carnegie Business Immersion Seminar – 24 hours

Travel Procedures Training – 2 hours

OPM PMF Orientation – 24 hours

High Impact Communications Writing – 32 hours

Microsoft Excel and Project Management- 32 hours

American Management Institute Financial Analysis – 24 hours

Government Affairs Institute Legislative Process Seminar- 40 hours

EDUCATION

George Mason University School of Law

Arlington, VA

Juris Doctor, May 2009

Activities: Journal of Law, Economics & Policy, Member

Hispanic Law Students Association, Member

Business Law Society, Member

American Bar Association, Student Member

Study Abroad: Latin American Economic Integration & Legal Systems Program: Argentina, Uruguay, and Brazil, May 2007-June 2007

Vanderbilt University Nashville, TN

Bachelor of Science, Economics and Engineering Science (Double Major), May 2004

Honors: Order of the Engineer Honor Society

SKILLS

Spanish: Proficient (Spanish Language Immersion, Argentina, Chile, Ecuador, April 2006-July 2006)

COMMUNITY ACTIVITIES

Language ETC, English as a second language instructor, April 2005-June 2005

Urban Oasis - Anacostia, Volunteer farmer, May 2005

Help the Homeless Walkathon, Participant, November 2004, 2005, 2008

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Justin Cox	100%

(D) The Company's Business and Business Plan

Location and Business Model

We've identified a prime location within the Carlyle Crossing development to bring Atlas and our craft to Virginia, expanding our footprint and continuing our history of proven execution and delivering quality beer manufactured with impact and sustainability at the forefront.

- Atlas Brew Works is well-positioned as a regional brand primed for continued growth.
- Atlas Alexandria is a 5,900 sqft taproom and brewery with an additional 1,500 sqft of outdoor patio space on the ground floor of a 700+ unit luxury condo development.
- Through operational excellence and historical track record, we're projecting a $694k EBITDA (16%+ net margin) as we mature in the new market.

The Opportunity - Atlas Alexandria

We firmly believe that Atlas Brew Works makes the highest quality beer in the DC area. As we continue to grow, we're excited to announce our community investment campaign for our new taproom location - Atlas Alexandria.

- Atlas' distribution is up 22% in 2022 at a time when other local, regional and national brands are flat or in decline.
- Our Half Street Tap Room has brought on an entirely new base of fans and growing, revenue up 30% over 2021
- Launched our Atlas Beer Club DTC program in 2021, part recurring revenue/part loyalty program. Quarterly subscription beer boxes tied in with discounts on Tap Room visits.

Our Ethos - A Socially Craft Brewery

Atlas believes that being an environmental steward is everyone's responsibility and integrates that idea into its mission. These efforts were recognized by the Mayor when Atlas was awarded a Sustainability Award from DOEE in 2016.

- We employ a 68kW solar array to produce a substantial amount of our electricity.
- Atlas packages beer in aluminum cans that are 100% recyclable and weigh less than glass thus using less fossil fuel in our distribution network.
- Additionally, Atlas employs processes to recapture hot water for reuse in subsequent brews and partners with local farmers to compost spent grain.

The Team

Justin Cox, Founder and Ceo

Justin Cox was born and raised in the Smokey Mountains of East Tennessee. Justin pursued his undergraduate degree at Vanderbilt University in Engineering Science and Economics. Shortly after, he moved to Washington, DC to work in business consulting. He returned to law school at

George Mason University School of Law in Arlington, VA. After graduating in 2009, Justin took a Presidential Management Fellowship with the General Services Administration.

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 1 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$200,000
Offering Deadline	May 19, 2023

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$400,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Construction	$186,500	$373,000
Mainvest Compensation	$13,500	$27,000
TOTAL	$200,000	$400,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	1.0 - 2.0%[2]
Payment Deadline	2030-03-31
Maximum Payment Multiple[3] - Early Investors - All Other Investors	1.3 x 1.2 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	3.76%

---

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 1.0% and a maximum rate of 2.0% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$200,000	1.0%
$250,000	1.2%
$300,000	1.5%
$350,000	1.8%
$400,000	2.0%

[3] To reward early participation, the investors who contribute the first $100,000.0 raised in the offering will receive a 1.3x cap. Investors who contribute after $100,000.0 has been raised in the offering will receive a 1.2x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Justin Cox	100%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

Upon successful funding of the Offering, the Funding Portal will receive as the "Revenue Securement Fee"; 4.5% of the amount of the Offering raised by In-Network Users of the Platform plus 9.0% of the amount of the Offering raised by all other investors. "In-Network Users" means a user of Mainvest.com who who have utilized the Company's specified in-network link on the Site.

(P) Indebtedness of the Company

The Company has no indebtedness outside of the debt the Company is expecting to raise through regulation crowdfunding on MainVest.

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

No operating history

Atlas Brew Works was established in December, 2022. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$4,619,300	$5,081,230	$5,436,916	$5,708,761	$5,880,023
Cost of Goods Sold	$2,599,742	$2,859,716	$3,059,896	$3,212,890	$3,309,276
Gross Profit	$2,019,558	$2,221,514	$2,377,020	$2,495,871	$2,570,747
EXPENSES					
Rent	$350,604	$442,191	$455,457	$476,190	$488,094
Utilities	$75,000	$76,875	$78,796	$80,765	$82,784
Salaries	$701,771	$771,948	$825,984	$867,283	$893,301
Insurance	$16,320	$16,728	$17,146	$17,574	$18,013
Equipment Lease	$108,000	$110,700	$113,467	$116,303	$119,210
Repairs & Maintenance	$142,000	$145,550	$149,188	$152,917	$156,739
Legal & Professional Fees	$60,000	$61,500	$63,037	$64,612	$66,227
Operating Profit	$565,863	$596,022	$673,945	$720,227	$746,379

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V